Filed by Liberty Interactive Corporation pursuant to

Rule 425 under the Securities Act of 1933

Subject Company: zulily, inc.

Commission File No.: 001-36188

Transcript of Mike George Presentation at Goldman Sachs 22nd Annual Global Retailing Conference, September 9, 2015

Debra Schwartz - Goldman Sachs Group Inc., Research Division

All right. We’ll get started with our next presentation. I’m Deb Schwartz. I cover the small and mid-cap Internet stocks here at Goldman Sachs. Very excited to welcome back QVC, who is the largest multimedia retailer globally. And with us, we have Mike George, who is President and CEO.

So for those in the audience who might be less familiar with QVC, Mike, how would you describe the company?

Michael A. George
Chief Executive Officer and President

So the — kind of the high-level overview of QVC, we’re the world’s largest video commerce retailer, about $9 billion in revenue. But I think to really understand us is to sort of think about a unique brand proposition that we try to manifest across all the platforms we interact with. So it’s a shopping experience, but it’s a very kind of experiential way to shop, a focus on discovery, a focus on storytelling, a focus on service and something that we bring to life over the kind of conventional platform of the linear QVC but also over e-commerce platforms, mobile platforms. In the U.S., just under half of our business is e-commerce, and about half of that is mobile, making us one of the largest mobile commerce players in the world. So we’ve been successful in kind of expanding the brand across platforms. I think the other key thing to understand about QVC is its highly loyal customer base. We serve about 13 million to 14 million customers around the world and about 4 million new ones every year, high retention, high repeat purchase rate, high loyalty. And a combination of the platform breadth and the customer stability has led to very advantaged economics for the business. And we’re a global player. We’re in about 340 million homes around the world, 9 countries, through both TV and e-commerce platforms. So that’s the high-level overview.

Debra Schwartz

Great. So QVC has done a great job in adapting to the consumer by shifting from a TV-centric business model to one that’s now over 40% e-commerce. Can you talk about how you made the transition, particularly in a world where many others have stumbled doing so?

Michael A. George

I think we were kind of fortunate in that we just had the mindset of we’re going to follow the customer and try to be where the customer goes and to stay true to representing the brand in a consistent way across all platforms. So I think we avoided the mistake early on of creating kind of separate business unit or a separate buying department for e-commerce or having different pricing or different promotional strategies online but rather just focused on be where the customer wants us to be and try to bring the experience to life in a brand-consistent way across every platform. And then a lot of just experimentation to find the right path. Over the years, we have worked to blend e-commerce seamlessly into the overall business, so it’s one organization, no one is kind of singularly focused on e-commerce as a general statement. And we really listen to the customer. The way she wants to interact with us, for example, on a mobile device is different than we probably expected. And every kind of mobile device is different than the one next to it. And so I think that ability to really take our roots as a direct marketer to really kind of in a micro way understand consumer behavior and continue to refine the platform in a way that’s true to the brand but then also specific to the unique behavior on each platform and keep learning and adjusting as we go.

Debra Schwartz

And so speaking of mobile, about 50% of your e-commerce activity takes place on mobile. Can you talk about how QVC thinks about mobile as being the second-screen experience and how your consumers engage in that way?

Michael A. George

Yes. We really — we’ve been surprised at the success of mobile. And in fact, we’ve emerged as one of the world’s largest mobile players, and that we’re still seeing 40% to 50% growth rates in mobile off of what is now a $2 billion business. So I think to your point, what we’ve seen is that there’s these different use cases for mobile. And the one we probably really did not anticipate and stumbled our way into is sort of second-screen phenomenon, the fact that the average consumer, the average viewer, is watching their TV and is engaging with her mobile phone or tablet at the same time. And so we realized that if we could bring a more immersive experience to that customer and provide consistent but differentiated content across TV screen and the mobile screen, we could create a more powerful and more engaging experience. And so today, as an example, if you’re watching your favorite cooking show on TV or your favorite fashion show on QVC, we will present additional information on the product that’s on the screen. At that moment, we’ll push additional information over the tablet. We’ll push ratings and reviews to you. We’ll push social feeds to you. If it’s a cooking show, we might push to you a relevant recipe that go with the Vitamix blender that you’re learning about on TV. So you create this really immersive experience. We also let you engage with us. You might post information on the tablet through Facebook or in other social media that we’ll read and react to on air and kind of change our on-air presentation in real time based on what you’re sharing back through your tablet. So what happened over the years is this kind of leaned back, passive TV experience has sort of been evolving into this more immersive, multidimensional experience where you’re engaging with us, not just over the TV screen but over these other devices that the — at the same time. That said, that’s one usage case. The other extreme is using the QVC app on your iPhone. And if you’re using that, you’re probably watching TV and simply using it as a way to click to order. So one click of your iPhone app, we pre-populated it with whatever is on air at that moment. And you could order it in this very frictionless way now through Touch ID on the iPhone. And so it becomes this sub 10-second process to get the item you want. So we’re just trying to see where the consumer wants to go with these different use cases and build devices and experiences from very rich and experiential components to these very simple and frictionless components to maximize the mobile opportunity.

Debra Schwartz

And so given how complementary the different platforms are, how do you think about the growth trajectory of TV online with mobile?

Michael A. George

We don’t tend to think about their growth trajectory in a kind of independent way. Again, our focus is go where the customer wants us to go and what you find is the customer wants to engage on all those platforms, in different ways, depending on the customer, time of day, nature of the product, and so our view is we look at the total growth rate of the business and confident that we can sustain above the average industry growth by continuing to build out these platforms. But we don’t see one as trading off the other. All of our good customers for the most part, or at least the vast majority of our good customers, are very engaged with the live TV program. Even if they’re only engaged with it by watching it on their tablet, they’re engaged with the live program, and they’re engaged with kind of all the platforms we offer. And it’s just hard to just aggregate them. We know just from this order mechanism that mobile is growing much faster than PC, and PC is growing much faster than kind of conventional phone. But I’m not sure that tells the real story of the behavior, which is much more integrated.

Debra Schwartz

Curious, so can you talk a little bit about your merchandising strategy? And with consumer adoption, not only of online but of mobile, has that evolved or brought in out over time?

Michael A. George

I would say, the core of our merchandise strategy is just the belief in bringing to the customer unique products at a great value that have a meaningful story behind them and where there’s a reason to buy it on QVC. And usually, that reason is around differentiated product not easily available elsewhere, great value and some storytelling component and usually a personality to go with that story, whether it’s a famous personality or simply an entrepreneur who has a new idea, but some story to go — some personality to go with the story. That really hasn’t changed as we’ve expanded our platforms. What the platforms do is they just give you more freedom to innovate within that framework. So for example, we have a cool program called QVC Sprouts, where, basically, we go out to the entrepreneurial community, and we encourage them to submit products that they think our customers might be interested in that they’ve invented. Those products don’t have the kind of — we don’t have the experience with them to dedicate a lot of airtime to those products, so we let them put them online. We do kind of crowd sourcing and crowd voting to see what products they love, and then the winning products come on to the TV platform. Right now, we’re doing a really nice program with The Today Show, where The Today Show will have a weeklong series featuring QVC entrepreneurs, where Today Show viewers get to vote on their favorite inventions. So I think what online does for us is it just — it opens up the real estate and lets us take more risk, more kinds of products for — on the other end of the spectrum for established products we feature on air, we can provide a broader assortment online. So the core philosophy is the same, but we just have a lot more real estate to experiment with to kind of invigorate that philosophy.

Debra Schwartz

And they’re an opportunity, particularly to expand into other channels, and have the breadth of merchandise that you talked about to leverage and ability to personalize the experience for your customer base?

Michael A. George

We think personalization is a big opportunity for us and one that we’ve been investing in. I do think, for sure, as we expand platforms and expand the assortment, there’s a way to talk in more individual way to each consumer. I would say we’ve had a lot of success, and a big part of our growth story the last couple of years has been really a thoughtful way to expand kind of traditional e-mail marketing into much more personalized contexts, so you’re getting highly personalized e-mails and more value-added context. For example, sending you videos after your purchase — sending you an e-mail after your purchase with a how-to video for the product you just bought. So e-mail is a great platform, obviously, for personalization and I think one we did a nice job with. I think there’s more to do to bring that personalization fully to the site so that as you come online, we’re presenting an experience that’s unique to you and how you want to engage with the site and how you want to engage with these different mobile devices as well. So we really know what you’re looking for in that experience. We’ve been investing a lot kind of behind the scenes in data architecture, enterprise data systems, content management systems, campaign management systems, with all the kind of wirings to let us present a much more dynamic offering to the consumer. And I think that will be something that will be kind of meaningful to us over the next 3 to 5 years.

Debra Schwartz

Roughly speaking, how much of your product is exclusive? And how much of a focus is it of QVC to kind of grow the exclusive product, particularly as merchandise is ubiquitously available online?

Michael A. George

Yes, so exclusive product is really critical for us. And we generally use the kind of rough estimate of about 75% of our products is exclusive. And by that, we mean it could be an entire brand that’s exclusive to us, a proprietary brand, as an example. It could be a sub-brand or a diffusion brand that’s exclusive to us, or it could just be that we have — on a consumer electronic device that we have some new colors that are exclusive to us, and we have a 3-month window with those exclusive colors or with the first to introduce a new item, and we have exclusive for the introductory period. So it’s very important to us that there’s, again, a wide QVC story. And I think that has always been true, but heightened by the growth, obviously, of e-commerce that we can offer something that’s very differentiated.

Debra Schwartz

So you recently announced the acquisition of zulily. So it’s QVC and zulily have been brands that have been known for differentiated merchandise. Can you talk about how you see merchandising strategy on [indiscernible] as a result of zulily and then kind of similarly bridging into the rest of the strategic rationale for the acquisition?

Michael A. George

Yes. So we are very excited about zulily. And let me take a minute to kind of frame who they are and what it is and then kind of talk about the merchandising question. So as I’m sure many of you know, zulily is a very successful e-commerce start-up. It’s been around about 5 years, one of the 3 fastest retailers to hit $1 billion in revenue. So they kind of broke through that several hundred million dollar barrier that seems to be a challenge with a lot of e-commerce companies to get past it. I think the last 12 months revenue is about $1.3 billion. And also a business with good kind of financial characteristics, a business that was cash flow positive from very early days and EBITDA positive more recently. But what we love about the zulily business is we have long been admirers of that business over the last few years. I’ve personally talked about it with our team, as a really interesting example of someone that’s doing QVC kinds of things in a pure digital space. And by that, to your point, offering an experience based on discovery, unique product, fresh product that bring in thousands of new items every day that are typically small and boutiquey brands that you can’t find on other platforms. And they send out these daily e-mails, personalized to each individual with their kind of features of the day that in many ways is kind of like our QVC TV, it’s a way to discover things you didn’t know you were looking for, but to discover something new and interesting and be inspired by it. And so we really love those brand attributes, they’re very aligned with QVC’s. And so we’re thrilled to announce the acquisition of zulily. We see it just as a really interesting business of its own right. We’ll maintain it as a separate brand. We think it’s a business that has a good growth potential in front of it. But at the same time, we think there’s going to be great synergies between the two. Very complementary customer bases. So we’ve got 40 million customers at QVC between the ages of, call it, 35 to 70. They’ve got 5 million active customers between the ages of 20 and 45. So they’re much more focused on millennial age range than we are. Only 6% of zulily customers have shopped on QVC, so there’s very low customer overlap today, yet both customer bases are very similar other than the age difference. They’re very similar in that they both are customers that love to shop, love to be inspired by shopping, love to discover new items. They’re not kind of the more clinical transactional kind of customer that tends not to be a good customer in terms of being a sustaining lifetime customer. So I think both brands have done a good job of earning lifetime customers with a very differentiated model. And we think the power of putting those two together, giving QVC access to all those 5 million customers they serve and the other way around, giving zulily access to our unique and differentiated brands, and using zulily, zulily small boutiquey brands is a feeder system to QVC, leveraging the power of our two platforms, all the things they know in digital, all the things we know in TV, we think there’s a lot of upside. You mentioned the personalization opportunity. One of the things we love about zulily is I think they’re doing personalization as well or maybe better than almost anyone out there because they’re presenting these thousands of items every day. And every e-mail and every time you click on the website, you’re getting presented with a personalized e-mail or personalized version of the website based on your browse and purchase behavior. And the site is learning in real time, how you like to shop and how to present products and images to you. And I think that’s technology we could really benefit from at QVC. So at the core, very similar kinds of brands. They have a much broader range of smaller vendors. And so I think the opportunity is how do we again use them as a feeder system or a farm system for QVC and then also pick some of our great brands and get them on zulily and create opportunities for both the customer sets.

Debra Schwartz

And so from a practical standpoint, when you think about zulily as a channel for customer acquisition for QVC, can you see that playing out?

Michael A. George

So I think we’ve got to learn as we go, but I just think there can be multiple ways to have the zulily customer, both the 5 million active customers and the many million more prospect customers they have in their databases, then there may be creative ways to expose QVC to those customers and also expose zulily to QVC customers because I think QVC customers will love the zulily shopping experience. We know our shoppers shop multiple other retailers, so we would love for one of those other retailers to be a zulily. I think it’s early to say exactly what form that will take, but you can envision different strategies, more kind of traditional kind of e-mail cross-marketing strategies, leveraging our knowledge of the two customer bases. You can envision kind of subtly exposing QVC to zulily customers on the zulily site. For example, our Today’s Special Value, which is our best item of the day at QVC, these are amazing products, amazing items, amazing values, we could present those as a feature provided by QVC on the zulily platform and kind of just quietly and subtly introduce zulily customers to QVC over time. You could even envision zulily TV, where you’re both trying to bring that millennial customer over the TV side as well as expose QVC customers to zulily. So I think that there could be a lot of options that we could experiment with to use the two platforms, the two digital platforms, the QVC TV platform, the e-marketing platforms to expose product, services and experiences and the brands to each other.

Debra Schwartz

The last question on zulily, talked about it being a strong brand, well curated, personalized experience. Arguably, the most critical point about zulily is the ship time. On average, it takes about 12 days for a product to get from being ordered to delivered to a customer’s home. How do you expect that could change or improve being under the Liberty umbrella?

Michael A. George

I don’t know that the ship time is well kind of inherently improved by being under the Liberty umbrella. The long ship times are kind of fundamental to the business model. And a way to think about that is you’re bringing on these thousands of items every day from very small local vendors. That’s the value add that you’re providing the customer, and you’re doing that at very low prices. The trade-off is you can’t do all that and bring that product into your inventory and bring that product into your distribution centers. That equation is not going to work. And so the value proposition to the customer is we’ll give you great, unique, differentiated products at a great value, but you have to wait a couple of weeks to get it. And so far, that’s been a value proposition that has helped them get to be one of the fastest-growing e-commerce players in history. And to dig into their customer research, their customers get that equation, they understand the trade-off and they’re okay with it. I think, over time, there are going to be ways to improve upon that, partly through operational excellence, which the zulily team is very focused on, partly through what the zulily team calls the vendor services program, whereby they’ll essentially act as almost a 3PL for their smaller vendors, and they’ll bring the inventory into their DC and hold it but not own it, it will still be the vendor’s inventory, but it’s in the DC, and therefore, it’s available for ready shipment. You can also envision improvement upon that by, to the extent we’re able to sell QVC products under the zulily platform, QVC could fulfill those products directly from its DCs on kind of QVC ship times rather than zulily ship times. So I think what you’ll see over time is this sort of 10-, 11-, 12-day program will still be a meaning part of the brand, part of this sort of unique value proposition. But then there’ll be the other dimensions where you’re able to add more and more kind of ready ship product over time for customers that really don’t want to wait. And it’s hard to say where the two will mix out over time, but I think it will be more balanced. The final thing I would just say on that too is, and you kind of see this and kind of press account of zulily, what I admire about the zulily team is they were willing to go against conventional wisdom, and conventional wisdom is the only thing that matters in e-commerce today is free shipping and overnight shipping. And we’ve never believed that at QVC, and we’ve built an amazing business, not believing those two things. And zulily built an amazing business not believing those two things. Customers are more diverse than that. They have different ways they want to shop, different things they care about, and that customer that absolutely orders on Amazon, they get it there the next day for the birthday party they forgot about, that’s a business we’ll never get at QVC or zulily. But fortunately, there’s a lot of business to be done in retailing, and it’s all about inspiring the customers at the end of the day and making her comfortable with the trade-offs that she’s getting. And so it’s sort of a fun part of the model, and I appreciate that they kind of show in the cases, we’ve tried to show it that there can be many different ways to shop other than free and overnight.

Debra Schwartz

To your point, Amazon’s value proposition is about customer service, and there are many companies in this space that are moving towards giving customers immediate gratification. When you think about customer service more broadly, whether it’s pre-ship time or ship time or returns, have any of your policies changed? Or where do you sort of expect them to be, particularly the millennial consumer becomes a bigger part of your customer base?

Michael A. George

I would say at high level, our policies haven’t fundamentally changed. Certainly on shipping and handling, we charge for shipping and handling, we charge less than it costs us to ship the product, but we charge for it. We did in February of this year reduce our average shipping and handling rates to kind of keep them in a range that the customer feels okay about, but we have no plan to go to free, and nothing in our business would suggest that we’ll need to do that. We’ve always had a no-questions-asked return policy. We’ve always tried to get the product to the customer in a few days, not overnight, but not 2 weeks. So that’s our model. Again, different from zulily. We just recently announced that we’re building a West Coast distribution center, which will shorten our lead times to the West Coast, and I think that will be good for our business. But we’re mainly doing it because it will also lower our freight expenses and help us be able to keep our shipping prices as tight as we can keep them, and that’s the main benefit of the West Coast DC. Beyond those specific policies, I think part of what makes us successful and creates this kind of crazy lifetime loyalty we have, this is the mindset that says specific policies aside, our job is to make the customer happy, to earn the right to do business with that customer who wants to have a lifetime relationship with us, to be maniacally focused on her satisfaction, and if she’s not satisfied, do anything we can do to fix it. And again, one of the things I like about zulily is they do have a different policy than we do on returns, they have a different policy than we have on shipping and handling. But as I said to our team when I explained zulily to our team, it was — those are the surface differences. What’s common and true with the core is much more important, which is they have the same maniacal focus on satisfy the customer, do whatever it takes to keep her happy, make her a lifetime customer. If she’s dissatisfied for any reason, overcompensate for her dissatisfaction. And I think that’s the thing that sets Q apart, I think it will set ZU apart. And in a kind of impersonal world, it’s sort of bringing that humanity and that commitment to customer satisfaction back into the equation in a really forceful way. Then the policies just become the trade-offs. We’re transparent with the customer about the trade-offs of the different models. And they make those trade-offs or not as they see fit. But our mindset is whatever trade-off you choose as a customer, we’re going to make you happy in the end, and we’ll do whatever we need to do to do it and do it in a trustworthy way.

Debra Schwartz

Great. I’ll pause here. We will — mics have been floating around the room, so if anyone has a question, please feel free to raise your hand. Great.

Unknown Analyst

I have a question, it might be totally kind of off base, I’m not that familiar with the QVC story. So do you have anyone who sells products off of YouTube like people who just go on — basically, people who are trying to replicate QVC’s model but not on TV?

Michael A. George

I may not fully understand the question. Let me see if I answer and...

Unknown Analyst

Does anyone sell products via like free — some free TV medium?

Debra Schwartz

So you’re talking about competitors?

Unknown Analyst

Yes.

Michael A. George

I understand. I would say lots of people are trying to do things in that space, and you occasionally hear folks who announce they’re going to be the QVC of some free medium. No one really with much success — I think you haven’t seen a lot of success from commercial monetization off of YouTube. We use YouTube as a marketing platform. We have a YouTube channel, as an example, but you’re not seeing a lot of folks really succeed with actual commercial transactions in that kind of a platform. You see a few kind of video-based e-commerce companies trying to do a video-based QVC-like model purely on e-commerce, but none of those players have really gained much traction. So in terms of sort of video-based selling, we have a pretty substantial market share lead over the next biggest guy, and not really — a lot of folks have tried to innovate in that space in new media but not with much success, at least to date. So it’s certainly something we watch and pay attention to. And we try to be present on all those other platforms to also not create a space for others to jump in.

Debra Schwartz

There’s a question in the back.

Unknown Analyst

zulily recently filed prospectus in which they disclosed that you and their management team project roughly $200 million of EBITDA synergies from the acquisition by 2017. Can you maybe characterize how conservative you’d expect those synergies to be? Is that a stretch goal? Or is that your base case? And also how do you expect to realize those synergies?

Michael A. George

So kind of answer it in two ways. First is to clarify what was in the prospectus, which is those are really the estimates of zulily and zulily’s bankers. They came out of conversations we had with zulily about the nature of synergies that we could see, but we did not provide any financial projections to zulily. And so what was presented in the filings was really zulily’s view of those potential synergies. And so I don’t — it would be — it wouldn’t be appropriate for me to comment on kind of their estimates. Well, the only thing we’ve said publicly is that we think there are some good cost synergies and some very good revenue synergies. It’s more about the revenue synergies than the cost synergies. We see cost synergies being likely in the tens of millions of dollars, but we haven’t put a more specific number on it. As we get into the business, we might come back to the investment community with more specific projections. But at this point, we’ve kind of kept it at the tens of millions number. And that primarily is a view of high-probability cost synergies with minimum disruption and kind of executional risk and primarily fall into the category of procurement, kind of leveraging the combined scale of the two companies to achieve procurement-related savings. On the revenue synergies, we haven’t tried to put any estimate out there. And that’s partly because we recognize that we’ve got to learn as we go, try different things in the marketplace, see what kind of impact they have. But if you start to kind of think about basic assumptions about how many of those 5 million ZU customers or their prospects on top of that could become QVC customers, the value of adding our product to their platform, the value of adding their product to our platform, the value of leveraging their personalization engine on our platform, the value of zulily on TV, the value of leveraging our international assets to create an international expansion opportunity for zulily, there’s a pretty long list of things that we’re excited about, which I think is too early to put a number on them. And when we look at the opportunity to buy zulily, we wanted to get comfortable that the sort of stand-alone performance of the zulily business, independent of QVC, and the cost synergies would be, in our view, sufficient to warrant the purchase price, and then these what we hope will be substantial revenue opportunities would be over and above that.

Unknown Analyst

I guess Liberty is known over the years for dealmaking, and I’m just wondering if there are other zulilys out there that you have some kind of M&A pipeline that you’re looking at? Or is it more of a one-off deal?

Michael A. George

Probably somewhere in between the two, but closer to the one-off. While Liberty has a history of, obviously, a lot of different kinds of interesting transactions, we, at QVC, have not been involved in many. We tend to kind of — we love our business and our model, and we’ve been very focused on it. So for QVC to kind of join up with Liberty to pursue this opportunity is kind of a very unique move for us. And it reflects our excitement and energy about what we think is a QVC-like model on the Internet. And having been presented with lots of different opportunities over the years, this is the first one we’ve really — of any size and scale, that we’ve really gone after. We’ve done a couple of small ones from a learning standpoint, but this is the only one of meaningful scale that we’ve gone after. So it’s by more the exception than the norm. That said, zulily kind of broadens our playing field. And if there are other really interesting things that emerge that we thought would be a fit with either Q or ZU, we would certainly be willing to look at them. But this doesn’t signal some fundamental shift in our generally conservative and limited philosophy towards acquisitions.

Debra Schwartz

Yes?

Guido Campello

I’m Guido Campello from Cosabella. We actually had the fortune of starting to sell on QVC. We’re actually a luxury women’s intimate apparel brand. I think we were the highest average unit retail for sleepwear that you guys have ever done or one of the highest. So what is your push for hiring the average unit retail? zulily is another one of our customers, so we have an opportunity to kind of find a symbiotic growth in terms of your AUR. And how do you plan on building that on the luxury side?

Michael A. George

Great to hear of your experience. And I would just say, one of the things that’s been most encouraging to us over the last couple of weeks since we’ve announced the deal is how many of our vendor partners have reached out to us, who either are currently on Q or currently on ZU, or in some cases, on both, and are really energized by the opportunities. That just gives us more confidence that the vendor partners kind of see it as we do. I guess to add answer to your question about average prices, we tend not to focus as much on — we don’t have a specific goal to try to list our average unit retails. Our view is always kind of let the customer tell us what she wants to buy. I think our job is to test the limits and so push with some luxury brand that might be out of our comfort zone in terms of the price point and see how the customer responds to it. But we’re also happy selling low-priced products that she loves as well. For us, the filter is sales per minute of airtime, which you can get on a lot of units of a low-priced item or fewer units of a high-priced item. And clearly, on the e-commerce side of both, it’s all about that velocity per unit of e-commerce real estate. So again, I think our job will be test and learn how we can use both sites to kind of broaden our experimentation and our risk taking with merchandise at all price points, see what works, see what can be a feeder for the other and learn as we go. And our average prices have been going up kind of modestly over time. And so I think we’ve generally been in multiple categories kind of pushing to the higher end, not just in luxury apparel, but on the apparel side, you would see with designer apparel, our price points going up. In kitchen and cook, kind of high end of kitchen appliances, high end of beauty. So I think there’s been a general trend over time that the customer sees even more value in that sort of luxury space when we can offer it on QVC. And so those tend to be the things that are working better for the business. And I think, at zulily, there’s an opportunity which has a much lower average price point to push that even further.

Debra Schwartz

So we touched on international briefly, but I think it’s an important part of the story. Recently rolled out in France, can you talk about your playbook for scaling internationally? And are there any other big important geographies that you see QVC expanding towards?

Michael A. George

So we’ve been on a path of opening new markets over the last few years. We’ve kind of set out a goal of roughly opening up a new market every 18 to 24 months. And we’ve generally been doing that, France the most recent one, launched in August 1. And what we’re excited about with France, we’ve always wanted to be in that market, and there have been various barriers to getting in, so we’re thrilled to be there, the largest economy from a GDP standpoint that we were not in previously. We’re also excited because I think we really learned how to leverage the broader QVC platform. So relative to prior launches like Italy, the capital cost of going into France is a fraction of what we spend in Italy. The operating expenses to operate the business are lower on a run rate basis than Italy because we’re basically leveraging our global scale in smarter ways than we were probably able to do when we started Italy. So we think that enables us to get into more markets in a somewhat more efficient way. I should also mention our business in China that we’re really excited about. And a few months ago, we hit a key milestone where we now broadcast in more homes in China than we do in the U.S. A fraction of the revenue, of course. But as I just said, there’s a long runway in China for interesting growth over time. We’re in about 109 million homes and more to come in China. In terms of new geographies, we’re certainly interested in — there’s some markets in New York that I think still potentially make sense for us. Some of the bigger economies we’re not in — yet in like Spain, longer term, India, Brazil, handful of markets that are either somewhat smaller but have the income level to support QVC or larger and developing nicely. That’s what I would also say, it’s fully — an uncertain world economy, we tend to go into these businesses with a very long-term orientation. We don’t really care if the economy is weak today because we’re going to be in the business for a long time. But that creates some caution for us. And we also recognize we’re going to have our hands full with the zulily acquisition. So we’re not going to stop with international expansion, but we’ll have a pretty high bar on the next market and make sure it’s a really great opportunity before we shift resources from existing priorities. The other interesting element of international is it’s possible that the next new market for QVC won’t be a market, rather it will be really taking zulily international. And so I think it’s too early to say what that strategy is or to know for sure that it will be successful, but it’s just another kind of growth optionality we have that I think we’ll learn as we move forward what that presents to us and whether we could really build a meaningful, a complementary international business with the zulily brand in addition to the QVC brand.

Debra Schwartz

Great. Well, with that, we’re about out of time. So, Mike, thanks so much for joining us today.

Michael A. George
Thank you. Appreciate it. Thanks, everyone.

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